

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 18, 2010

Mr. Ian Cameron
Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

> **RE: Methanex Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **File No. 0-20115**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<center>Form 40-F for the Year Ended December 31, 2009</center>

Management's Discussion and Analysis

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 15

1. You indicate that cash flows from operating activities before changes in non-cash working capital were $128 million in 2009 compared to$235 million in 2008. However, you have merely indicated that the decrease is primarily the result of lower earnings in 2009 compared to 2008. In future filings, please expand this disclosure to discuss the components that resulted in the decrease in cash flows used in operations as well as the underlying reasons for changes in these components. Please also discuss the components that resulted in the decrease in changes in non-cash working capital, with specific discussions for accounts receivable, inventories, prepaid expenses and accounts payable and accrued liabilities. Please revise your disclosure for all periods presented.

Financial Statements

7. Long-term Debt, page 17

2. In future filings, please disclose whether you are in compliance with your debt covenants as of December 31, 2009. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant